EXHIBIT 3.1

SECOND AMENDMENT
TO
THIRD RESTATED ARTICLES OF INCORPORATION
OF
COLUMBIA SPORTSWEAR COMPANY

Pursuant to ORS 60.447, Columbia Sportswear Company (the “Corporation”) adopts the following Second Amendment to its Third Restated Articles of Incorporation:

1.	The name of the Corporation is Columbia Sportswear Company.

2.	The principal place of business and physical street address of the Corporation is 14375 Northwest Science Park Drive, Portland, Oregon 97229.

3.	Article II, Section A of the Third Restated Articles of Incorporation is replaced in its entirety as follows:

“The Corporation is authorized to issue shares of two classes of stock: 250,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.”

4.	Section D is added to Article II of the Third Restated Articles of Incorporation and reads in its entirety as follows:

“Except as may be specifically designated by the Board of Directors, no holder of shares of the Corporation of any class, as such, shall have the preemptive right to subscribe for or to purchase any shares of any class of the corporation or any other securities of the corporation, including any warrant, right or option to any share or other security, whether such share or security of such class are now or hereafter authorized.”

5.	The above amendments to the Third Restated Articles of Incorporation were approved by the Board of Directors effective February 25, 2018 and March 30, 2018, respectively.

6.
Shareholder action was required to adopt the amendments. The above amendments to the Third Restated Articles of Incorporation were adopted by the holders of Common Stock at the Corporation’s annual meeting of shareholders on June 6, 2018.

7.
As of April 9, 2018, there were 70,066,439 shares of Common Stock outstanding and entitled to vote. There were 64,158,783 shares of Common Stock voted in favor of the amendment to Section A of Article II, 4,857,660 shares of Common Stock voted against the amendment to Section A of Article II and 108,099 shares of Common Stock abstained from voting on the amendment to Section A of Article II. There were 66,710,298 shares of Common Stock voted in favor of the amendment to add Section D to Article II, 323,655 shares of Common Stock voted against the amendment to add Section D to Article II and 88,778 shares of Common Stock abstained from voting on the amendment to add Section D to Article II.

8.	The name and address of an authorized representative with direct knowledge of the operations and business activities of the Corporation are:
Peter J. Bragdon
Executive Vice President, Chief Administrative Officer and General Counsel
14375 Northwest Science Park Drive, Portland, Oregon 97229
Dated: June 11, 2018

I declare as an authorized signer, under penalty of perjury, that this document does not fraudulently conceal, fraudulently obscure, fraudulently alter or otherwise misrepresent the identity of the person or any officers, directors, employees or agents of the corporation. This filing has been examined by me and is, to the best of my knowledge and belief true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment or both.

Columbia Sportswear Company

By:    /S/ PETER J. BRAGDON
Peter J. Bragdon, Executive Vice President,
Chief Administrative Officer and General Counsel